UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 August 04, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME


On 29 January 2009, Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 3.0 billion in the period from 29 January 2009 to 5 August 2009.

Since the announcement as of 27 July 2009, the following transactions have been made under the programme:

                                                        AVERAGE     TRANSACTION
                                          NUMBER OF    PURCHASE      VALUE, DKK
                                             SHARES       PRICE
ACCUMULATED, LAST
ANNOUNCEMENT                              9,950,382               2,778,221,354
27 July 2009                                 75,000    304.9250      22,869,375
28 July 2009                                 95,000    312.0840      29,647,980
29 July 2009                                149,500    305.6500      45,694,675
30 July 2009                                 85,000    307.7800      26,161,300
31 July 2009                                 85,000    307.2900      26,119,650
ACCUMULATED UNDER
THE PROGRAMME                            10,439,882               2,928,714,334

With the transactions stated above, Novo Nordisk owns a total of 21,231,941 treasury shares, corresponding to 3.4% of the share capital. The total amount of shares in the company is 620,000,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 27,900 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:
Media:                               Investors:

Outside North America:               Outside North America:
Elin K Hansen                        Mads Veggerby Lausten
Tel: (+45) 4442 3450                 Tel: (+45) 4443 7919
ekh@novonordisk.com                  mlau@novonordisk.com

                                     Kasper Roseeuw Poulsen
                                     Tel: (+45) 4442 4471
                                     krop@novonordisk.com

In North America:                    In North America:
Sean Clements                        Hans Rommer
Tel: (+1) 609 514 8316               Tel: (+1) 609 919 7937
secl@novonordisk.com                 hrmm@novonordisk.com

Company Announcement no 45 / 2009

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 04, 2009                         NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer